                     Bingham Financial Services Corporation
                        260 East Brown Street, Suite 200
                              Birmingham, MI 48009



                                 August 29, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Registration Statement on Form S-4 filed by Bingham Financial Services Corporation ("Bingham") on June 1, 2000 (File No. 333-38268) (the "Registration Statement")

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Bingham hereby requests that the Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. No securities have been or will be issued, exchanged or sold under the Registration Statement.

         Bingham is requesting withdrawal of the Registration Statement because Bingham has received notice from Franklin Bank, N.A. ("Franklin") that Franklin has terminated the merger agreement pursuant to which the merger was to occur.

         Bingham believes that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors. Bingham further requests that, pursuant to Rule 477(c), an order with the date of granting the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         Please provide Bingham with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

         If you have any questions regarding this application, please contact Joel M. Alam, Esq. of Jaffe, Raitt, Heuer & Weiss, P.C. at (313) 961-8380.


                                   Sincerely,

                             /s/ Ronald A. Klein
                      -------------------------------------
                                 Ronald A. Klein
                      Chief Executive Officer and President